EXHIBIT 99.1

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                           [GRUPO PAO DE ACUCAR LOGO]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)


                           ANNOUNCEMENT TO THE MARKET

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) announces its compliance with the requirements of the Sao Paulo Stock Exchange's (BOVESPA) corporate governance Level I ranking as from April 29, 2003.

At a ceremony to be held on April 29 at the Bovespa's head office in Sao Paulo, CBD will become one of the select group of companies to receive the seal of approval of the Bovespa Level I classification by participating in the Corporate Governance Share Index (IGC). This index certifies the Company's transparency and its respect for the minority shareholders, among other characteristics.

Compliance with Level I requirements aims to improve CBD's position as a company employing good corporate governance practices and represents one more in a series of measures that the Company has been adopting over the past few years in this respect.


Sao Paulo, April 22, 2003


                           Fernando Queiroz Tracanella
                           Investor Relations Director


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